September 17, 2024

Kevin Herde
Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle
Suite 200
San Diego, CA
92121

       Re: MARAVAI LIFESCIENCES HOLDINGS, INC.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-39725
Dear Kevin Herde:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

1. We acknowledge your response to our prior comment two. Based on the information provided, the retention payments negotiated in the acquisitions of MyChem and
       Alphazyme appear to be normal, recurring operating expenses necessary to operate your business. As such, we believe the adjustments for the retention payments are not consistent with Question 100.01 of the Compliance and Disclosurre Interpretations related to non-GAAP measures. Please remove the adjustments for retention payments from your presentation of Adjusted EBITDA as a non-GAAP performance measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 17, 2024
Page 2

       Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences